New York City Community Investment Initiative – 1Q2020

NEW YORK CITY ECONOMIC IMPACT OF INVESTMENTS

(2002-present)

57 Number of Investments Made	$1.5B HIT Investment Amount	$3.9B Total Development Cost	37,876 Housing Units Created or Preserved	35,181 Low-and Moderate-Income Housing Units
93% Percent Affordable	18.5M Hours of Construction Work Generated	20,448 Total Jobs Created	$605.8B State, Local and Federal Tax Revenue Generated	$3.7B Total Economic Impact